Exhibit 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2013	2012	2011	2010	2009

FIXED CHARGES:
Interest Expense	$35,423	$36,504	$40,544	$39,343	$43,649
Amortization of Debt Premium, Discount and Expense	331	352	414	434	413
Interest Component of Rentals	2,139	1,727	1,661	1,441	1,539

Total Fixed Charges	$37,893	$38,583	$42,619	$41,218	$45,601

EARNINGS:
Net Income	$81,573	$141,138	$118,370	$111,205	$121,693
Add:
Income Taxes	52,292	93,349	87,150	73,556	77,274
Loss on Equity Method Investments	-	-	545	-	-
Distributed Income of Equity Investees	4,090	8,927	-	-	-
Total Fixed Charges	37,893	38,583	42,619	41,218	45,601

Total Earnings	$175,848	$281,997	$248,684	$225,979	$244,568

Ratio of Earnings to Fixed Charges	4.6	7.3	5.8	5.5	5.4